UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2017
Commission File Number 001-37652

Midatech Pharma PLC
(Translation of registrant’s name into English)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K is being filed solely to file with the Securities and Exchange Commission the previously announced License Agreement, dated 6 June 2017, by and between Midatech Limited, a wholly owned subsidiary of Midatech Pharma PLC, and Novartis Pharma AG.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2017, and incorporated by reference herein, is:

Exhibit No.	Description

99.1†	License Agreement, dated as of 6 June 2017, by and between Novartis Pharma AG and Midatech Limited.

† Confidential treatment has been requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: July 19, 2017	By:	/s/ Nicholas Robbins-Cherry

Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Attached to the Registrant’s Form 6-K filing for the month of July 2017, and incorporated by reference herein, is:

Exhibit No.	Description

99.1†	License Agreement, dated as of 6 June 2017, by and between Novartis Pharma AG and Midatech Limited.

† Confidential treatment has been requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.